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                                                                  Exhibit 99.1

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   SOLUTIA'S CATEGORICAL INDEPENDENCE STANDARDS FOR NON-EMPLOYEE DIRECTORS

               The Board shall have a majority of "independent directors" as defined in Section 303A of the New York Stock Exchange Listed Company Manual (as amended from time to time). The Board makes an affirmative determination regarding the independence of each director annually. A Director may be deemed independent only if the Board affirmatively determines the Director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company). Material relationships may include commercial, industrial, banking, consulting, legal, accounting, charitable and financial relationships or any other relationships the Board deems material.

               The Board of Directors has adopted the following categorical standards to assist it in determining whether Directors are independent.

               A Director shall not be deemed independent if the Director:

               1) is or has, during the last three years, been an employee of the Company;

               2) is a current partner or a current employee of the Company's internal or external auditor or within the last three years was (but is no longer) a partner or employee of such firm and personally worked on the Company's audit within that time;

               3) is or has, during the last three years, been employed as an executive officer by a company for which an executive officer of the Company concurrently served as a member of such company's compensation committee;

               4) has an immediate family member (as defined below) who falls within the foregoing criteria; provided, however, that with respect to employment by the Company's internal or external auditor, the Director's immediate family member may be currently employed by the Company's auditor but may not participate in the firm's audit, assurance or tax compliance practice (participation in the tax planning practice is not covered by this standard) and, with respect to employment by the Company, the Director's immediate family member may serve or may have served as an employee but not as an executive officer of the Company during the last three years;

               5) has received, or has an immediate family member who has received, more than $100,000 in direct compensation from the Company in any 12-month period during the last three years (other than director and committee fees; pension or other deferred compensation for prior service, provided that such compensation is not contingent in any way on continued service; and compensation paid to a Director's immediate family member for service as an employee, other than as an executive officer, of the Company);

               6) is a current employee of, or has an immediate family member who is a current executive officer of, a company that made payments to, or received payments from, the Company for property or services in any of the last three years in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues; or

               7) is or has been, or has an immediate family member who is or has been, an executive officer, trustee or director of a tax exempt or non-profit organization to which the Company's contributions exceeded the greater of $1 million or 2% of such organization's consolidated gross revenues during the last three years.

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